INTERNATIONAL GEMINI TECHNOLOGY INC.
#208 — 828 Harbourside Drive,
North Vancouver, British Columbia V7P 3R9
Telephone: (604) 904-8481 Facsimile: (604) 904-9431

THE ATTACHED INTERIM FINANCIAL STATEMENTS FORM AN INTEGRAL PART OF THIS MANAGEMENT DISCUSSION AND ANALYSIS AND ARE HEREBY INCLUDED BY REFERENCE

Management Discussion and Analysis as of November 26, 2004

Management has been pursuing resource projects, including those involving precious metals exploration and development. These pursuits have strained the limited resources of the company. Every effort is being made to conclude a transaction that may return the company to commercial activity.

Trend Analysis

The business of the Company entails significant risks. Any analysis of the trend of the company’s activities would reveal this. And there is nothing to suggest that these trends will change.

The company’s sole activity is its search for a suitable acquisition or acquisitions that can be made and financed at prices and terms that make business sense. Recently this has focused on the resource sector. Resource prices are at medium term to long-term highs, a condition that increases potential acquisition costs, and increases the corresponding risk. The same factors have reduced the supply of high quality opportunities.

World economic conditions, including the trade and budget deficits in the United States, have made the case for precious metals a compelling one. This, combined with the availability of capital for precious metals projects has expanded the acquisition search to include precious metals exploration and development opportunities.

A different set of circumstances has driven oil and gas prices to near world record prices. The greater industrialization of China and India, combined with the emergence of a significant affluent middle class in both countries combine with other factors to increase world demand for petroleum products. This increased demand appears to be permanent, although the price level also combines real or perceived worldwide product shortages, or supply dislocations. Any significant increase in supply will tend to moderate prices.

The company has regularly been behind major trends and as a result missed them.

Selected Financial Data [Annual]
(Expressed in Canadian Dollars)
	12 Months ended December 31
	2003	2002	2001
Net Operating Revenues	$3,000	22,000	0
Net income (loss)	$(37,863)	(35,443)	(23,805)
Income per share from continued operations	$0	0	0
Share capital per Canadian GAAP	$13,265,283	13,265,283	13,265,283
Common shares issued	8,323,119	8,323,119	8,323,119
Weighted average shares outstanding per Canadian GAAP	9,666,848	9,666,848	9,666,848
Total Assets	$49,070	157,186	134,991
Net Assets (liabilities)	$36,715	74,578	109,842
Cash Dividends Declared per Common Shares	$0	0	0
Exchange Rates (Cdn$ to U.S.$) Period Average	$0.7135	0.6368	0.6458

Overview

The company‘s sole focus is on finding and completing a suitable acquisition, or suitable acquisitions. This activity is largely carried out by the directors and large shareholders at their expense. Accordingly its revenue is insignificant and certainly not material. Results can fluctuate on the basis of postal rate increases, or reductions in courier or long distance phone rates.

Results of Operations

The company has shown modest losses for the past several years. These losses result largely from having no revenue, rather than having unusual expenses. The expenses of the company are almost completely related to satisfying regulatory requirements, including the annual meeting, communication with shareholders; and seeking and evaluating acquisition prospects for suitability and ability to attract financing.

Fluctuations in Results

The Company’s annual operating results fluctuate, but very little.

Liquidity and Capital Resources

Since the Company is organized in Canada, the Company’s September 30, 2004 consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

As at September 30, 2004, the Company had accumulated losses totaling $13,303,212. The Company had working capital of $15,414 as at September 30, 2004. The continuation of the Company is dependent upon the continued financial support of shareholders as well as obtaining long-term financing when the company concludes an appropriate merger or acquisition agreement.

As noted, these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustment that might arise from uncertainty. However, had the audit been conducted in accordance with U.S. generally accepted auditing standards the auditors would have reflected these concerns in their report and would have included an explanatory paragraph in their report raising concern about the Company’s ability to continue as a going concern.

As at September 30, 2004 the Company had cash and term deposits of $378 and working capital of $15,414.

Selected Financial Data [Quarterly - unaudited]
(Expressed in Canadian Dollars)
				Quarter Ended
	9/30/2004	6/30/2004	3/31/2004	12/31/2003	9/30/2003	6/30/2003	3/31/2003	12/31/2002
Net Operating Revenues	$0	0	0	0	3,000	0	0	22,000
Net income (loss)	$(8,262)	(7,467)	(5,570)	(10,512)	(8,797)	(9,534)	(9,020)	21,316
Income per share from continued operations		$0	0	0	0	0	0	0
Share capital per Canadian GAAP	$13,265,283	13,265,283	13,265,283	13,265,283	13,265,283	13,265,283	13,265,283	13,265,283
Common shares issued	8,323,119	8,323,119	8,323,119	8,323,119	8,323,119	8,323,119	8,323,119	8,323,119
Weighted average shares outstanding per Canadian GAAP	9,666,848	9,666,848	9,666,848	9,666,848	9,666,848	9,666,848	9,666,848	9,666,848
Total Assets	$46,402	48,257	46,432	49,070	84,042	160,457	158,334	157,186
Net Assets (liabilities)	$15,414	23,677	31,145	36,715	47,230	56,027	65,558	74,578
Cash Dividends Declared per Common Shares	$0	0	0	0	0	0	0	0

Additional Disclosure for Venture Issuers Without Significant Revenue

The Company Has No Viable Business.

The Company Has No Funds.

There Is No Assurance That The Company Can Access Additional Capital.

The Company Has A History Of Operating Losses And May Have Operating Losses And A Negative Cash Flow In the Future.

The Company’s Auditors Have Indicated That U.S. Reporting Standards Would Require Them To Raise A Concern About The Company’s Ability To Continue As A Going Concern.

There Is No Market For Our Common Shares

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Table of Contractual Obligations

No contractual arrangements exist.

Critical Accounting Estimates

There are no critical accounting estimates.

Changes in Accounting Policies

There have been no changes in accounting policies.